02051719

PE
8-1-02

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

Metso to supply fiberboard production line to China and particleboard production equipment to Sweden

(Helsinki, Finland, August 20, 2002) – Metso Panelboard a part of Metso Corporation's (NYSE: MX; HEX: MEO) will supply a Medium/High Density Fiberboard (MDF/HDF) production line to Guangxi Sunway Forest Products Industry Co. Ltd in Guangxi, China. Also the Swedish Swedspan AB has ordered particleboard production equipment from Metso. The total value of the orders is EUR 30 million, and the deliveries will take place during the first half of 2003.

The delivery for Sunway in China will include equipment for wood handling, fiber processing and panel handling as well as an intermediate storage system and an energy plant. Metso Panelboard will also supply process automation for the line. The production line will start up in the end of 2003. When in full operation, the line will produce 700 cubic meters of HDF or 800 cubic meters of MDF a day.

Guangxi Sunway Forest Products Industry Co. Ltd manufactures particleboard, MDF board, floor surface materials and furniture. Metso has previously delivered for the company a particleboard line, a MDF line and a defibrator system.

Metso Panelboard's units in Finland, Germany and Sweden will participate in the project.

Swedspan AB's particleboard factory in Sweden has ordered a dryer and screening equipment as a supplementary order: In May 2002, Swedspan ordered a continuous particleboard line from Metso. Both orders are a part of the renewal of the particleboard production line at Swedspan's Hultsfred plant. The new line will start up in the middle of 2003.

Swedspan AB is a part of Swedwood AB, which is a fully owned subsidiary of IKEA.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). Metso Panelboard, which is a part of Metso Ventures business area, supplies complete panelboard production lines. In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Kimmo Kiviniemi, President, Metso Panelboard, tel. +358 20 484 3243
Pentti Välimäki, Vice President Marketing and Sales, Metso Panelboard,
tel. +358 20 482 9615

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2002

METSO CORPORATION

By: [signature]
Pekka Höltta
Senior Vice President and
Corporate Treasurer

By: [signature]
Harri Luoto
Senior Vice President and
General Counsel